EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to May 3, 2022
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April 4, 2022	Transaction in Own Shares
April 5, 2022	Transaction in Own Shares
April 7, 2022	Transaction in Own Shares
April 8, 2022	Transaction in Own Shares
April 14, 2022	Transaction in Own Shares
April 19, 2022	Transaction in Own Shares
April 20, 2022	Transaction in Own Shares
April 25, 2022	Transaction in Own Shares
April 26, 2022	Transaction in Own Shares
April 27, 2022	Transaction in Own Shares
April 28, 2022	Transaction in Own Shares
April 29, 2022	Transaction in Own Shares
May 3, 2022	Transaction in Own Shares